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                                March 2, 2001





VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re: TICKETMASTER (F/K/A TICKETMASTER ONLINE-CITYSEARCH, INC.) -- WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3, REGISTRATION NO. 333-95709

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby file this application for withdrawal of the Registration Statement on Form S-3, Registration No. 333-95709 of Ticketmaster (f/k/a Ticketmaster Online-CitySearch, Inc.), a Delaware corporation (the "Company"), initially filed on January 31, 2000 with the Securities and Exchange Commission under the Act (the "Registration Statement"). The Company desires to withdraw the Registration Statement because the Company's contractual obligation to maintain the effectiveness of the Registration Statement has expired.

         If you have any comments or questions regarding this matter, please feel free to contact me at (213) 639-8816.


                                       Very truly yours,


                                       /s/ BRADLEY K. SERWIN
                                       ------------------------------------
                                       Bradley K. Serwin
                                       Deputy General Counsel, Ticketmaster